UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave, New York, NY 10001, USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to DDC Enterprise Limited.

As of the date of this Report the following are issued and outstanding: approximately 78,685,558 Class A Ordinary shares and 875,000 Class B Ordinary shares.

1. Recent Conversion of Debt to Equity and Capital Raise

In December 2024, the Company completed the following financing (the “Financing”): (i) converted approximately US$5.9 million in outstanding principal and interest under previously issued notes into approximately 39 million Class A ordinary shares (the “Loan Conversion”), and (ii) raised approximately US$1.6 million through the sale of approximately 8.5 million Class A ordinary shares. The Loan Conversion included approximately eleven creditors of the Company, one of whom was Norma Chu, Chief Executive Officer, who converted US$3.7 million in Company debt into 22 million Class A Ordinary shares on substantially the same terms and conditions set by the other participants in the Loan Conversion. The Company expects to use the net cash proceeds for working capital and other corporate purposes. The shares have not been registered under the Securities Act of 1933, as amended (the “33 Act”). The Financing, which was approved by the independent members of the Company’s Board of Directors, was conducted as a private placement not involving a public offering under Regulation D and/or Regulation S of the 33 Act.

2. June 30, 2024 Financial Results

On December 31, 2024, the Company issued a press release announcing its unaudited consolidated balance sheet as of June 30, 2024 and its unaudited consolidated statements of operations and comprehensive loss for the six months ended June 30, 2024. The press release is attached as Exhibit 99.1 and incorporated herein by this reference.

Forward-Looking Statements

Certain statements in this Report are forward-looking statements, including, for example, statements about growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: December 31, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

Exhibits
Press Release Dated December 31, 2024	99.1